Schedule 13G


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SEC       Potential persons who are to respond to the collection of information
1745 (3-  contained in this form are not required to respond unless the form
98)       displays a currently valid OMB control number.
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                                                ----------------------------
              UNITED STATES                             OMB APPROVAL
   SECURITIES AND EXCHANGE COMMISSION           ----------------------------
         Washington, D.C. 20549                  OMB Number:       3235-0145
                                                ----------------------------
              SCHEDULE 13G                       Expires:  November 30, 1999
Under the Securities Exchange Act of 1934       ----------------------------
      (Amendment No. 2         )*                Estimated average burden
                    -----------                  hours per response.... 14.9
                                                ----------------------------



                      Applied Extrusion Technologies, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.01 Par Value per Share
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                         (Title of Class of Securities)


                                   038196101
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                                 (CUSIP Number)


                               December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.      038196101
          .......................................


-------------------------------------------------------------------------------------------------------------
1.      Names of Reporting Persons.  Jay R. Harris
        I.R.S. Identification Nos. of above persons (entities only).

        .....................................................................................................

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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    ..............................................................................................

        (b)    ..............................................................................................
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3.      SEC Use Only
                    .........................................................................................
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4.      Citizenship or Place of Organization      U.S.
                                                .............................................................
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Number of           5.  Sole Voting Power         163,850
Shares              -----------------------------------------------------------------------------------------
Beneficially        6.  Shared Voting Power       -0-
Owned by            -----------------------------------------------------------------------------------------
Each                7.  Sole Dispositive Power    163,850
Reporting           -----------------------------------------------------------------------------------------
Person With         8.  Shared Dispositive Power  667,250
-------------------------------------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person  831,100
                                                                      .......................................
-------------------------------------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)
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11.     Percent of Class Represented by Amount in Row (11)  6.588%
                                                           .............................................
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12.     Type of Reporting Person (See Instructions)         IN
-------------------------------------------------------------------------------------------------------------

 .............................................................................................................

 .............................................................................................................

 .............................................................................................................

 .............................................................................................................

 .............................................................................................................

 .............................................................................................................

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

Item 1.
          (a) The name of the issuer is Applied Extrusion Technologies, Inc. (the "Corporation").

          (b) The Corporation's executive office is located at Three Centennial, Peabody, Massachusetts 01960.

Item 2.
          (a)   The person filing this statement is Jay R. Harris.

          (b)   Mr. Harris' residence is 130 East End Avenue, New York, NY
10028.

          (c)   Mr. Harris is a United States citizen.

          (d)   The Security is common stock, $0.01 par value per share.

          (e)   The CUSIP Number of the Security is 038196101.

Item 3.   Not applicable.

Item 4.

          (a) Mr. Harris is the beneficial owner of 831,100 shares of the Security through the following:

                o    his direct, personal ownership of shares of the Security;

                o    his IRA;

                o his power of attorney for the management of the account the Lily Harris Trust;

                o    his power of attorney for the management of the IRA of Lisa
                     Eng;

                o his power of attorney for the management of the account of Ann Lozman;

                o his power of attorney for the management of the accounts of Emma Lozman and her Roth IRA;

                o his power of attorney for the management of the Roth IRA account of Melanie Turk;

                o his power of attorney for the management of the account of Melanie Turk, as custodian for Sage Turk;

                o    his position as General Partner of One GT Associates;

                o his position as President of The Jay and Sandra Harris Foundation; and

                o his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under
                     Section 5 of the Securities Exchange Act of

                     1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of G&H's investment discretion over accounts of its clients that hold 667,250 shares of the Security.

          (b) The amount of shares of the Security beneficially owned by Mr. Harris is 6.588% of the total outstanding shares of the Security.

          (c) (i) Mr. Harris has the sole power to vote or to direct the vote of 163,850 shares of the Security.

             (ii) Not applicable.

            (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 163,850 shares of the Security.

             (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 667,250 shares of the Security.

Item 5.

            Not applicable.


Item 6.

            The clients of G&H, the Lily Harris Trust, the IRA of Lisa Eng, Ann Lozman, Emma Lozman and her Roth IRA, the Roth IRA of Melanie Turek, Melania Turk, as custodian for Sage Turk, The Jay and Sandra Harris Foundation, and One GT Partners Associates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7.

            Not applicable.


Item 8.

            Not applicable.

Item 9.

            Not applicable.

Item 10.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2002
----------------
Date


                                       By /s/ Philip W. Goldsmith
                                          _____________________________________
                                          Jay R. Harris